

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2015

A. Scott Dockter
Chief Executive Officer
Purebase Corporation
1670 Sierra Avenue, Suite 402
Yuba City, California 95993

> **Re:**   **Purebase Corporation**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed May 27, 2015**
> **File No. 333-188575**

Dear Mr. Dockter:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and any information you provide in response to this comments, we may have additional comments.

Business of Purebase, page 3

1.   We note your response to comment 1 from our letter dated March 19, 2015. Please include a statement in the description of your Esmeralda Country, Nevada property indicating that this property is an exploration stage property under Industry Guide 7 until a proven or probable reserve is defined.

2.   We note your response to comment 5 from our letter dated March 19, 2015. For each property without an exploration plan please include a statement that no current exploration plan exists.

3.   Additionally, in regards to your Nevada property exploration plan, please include your exploration budget and funding, and identify who will conduct the exploration program.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Amy Clemens
        Roger D. Linn